Charles J. Bair (858) 550-6142 cbair@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

January 13, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
John Krug
Daniel Greenspan
Vanessa Robertson
Joel Parker

Re:	Trius Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-162945)
Pricing Information

Dear Ms. Robertson and Messrs. Riedler, Krug, Greenspan and Parker:

Reference is made to the January 11, 2010 telephonic discussions with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding our client, Trius Therapeutics, Inc. (the “Company”), and the Registration Statement on Form S-1 referenced above (the “Registration Statement”). As discussed, based in part on input received from the underwriters, we are filing this supplemental letter on behalf of the Company to provide the Staff with preliminary proposed pricing information as early as possible to facilitate the Staff’s review of the Registration Statement, including the Company’s accounting for stock-based compensation expense referenced in comment number 48 of the Staff’s letter to the Company dated as of December 3, 2009. Per our discussion, attached as Exhibit A hereto please find marked copies of those sections of the Registration Statement that will be most significantly impacted by the inclusion of the pricing information, with the marked changes reflecting revisions to Amendment No. 2 to the Registration Statement filed with the Commission on January 5, 2010. In addition, the changed pages include revisions to the “Use of Proceeds” section to address the Staff’s comment received on January 13, 2010 via voicemail from Mr. Krug. We are submitting this letter via EDGAR in accordance with the Staff’s request and courtesy copies of this letter are being submitted to the Staff by FedEx.

In order to assist the Staff in its review of the Company’s accounting for stock-based compensation expense as it relates to the estimated offering price included in Exhibit A hereto, the Company respectfully submits that subsequent to September 30, 2009, on December 24, 2009, the Company received a notice of allowance from the United States Patent and Trademark Office (the “USPTO”) with respect to a United States utility patent application related to torezolid phosphate that had previously been rejected by the USPTO. The Company believes that the notice of allowance significantly impacts its ability to protect its intellectual property related to torezolid phosphate in the United States and thereby increases the overall value of torezolid phosphate. In addition, the Company initiated its first Phase 1 clinical trial of the IV formulation of torezolid phosphate. If successful, the Phase 1 clinical trial of the IV formulation will provide the Company with the safety data necessary to conduct its proposed Phase 3 clinical trial in which patients will be initially treated with the IV formulation and transitioned to oral therapy. Each of these milestones represents what the Company believes to be a significant value inflection point that sufficiently accounts for the increase in value that is reflected by the estimated price range included in Exhibit A hereto.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

January 13, 2010

Page Two

The Company respectfully requests the Staff’s assistance in completing the review of the attached Exhibit A as soon as practicable. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any comments or questions regarding this letter and Exhibit A to me at (858) 550-6142 or Ethan Christensen, Esq. at (858) 550-6076.

Sincerely,

Cooley Godward Kronish LLP

/s/ Charles J. Bair, Esq.

cc:	Jeffrey Stein, Ph.D., Trius Therapeutics, Inc.
John P. Schmid, Trius Therapeutics, Inc.
M. Wainwright Fishburn, Jr., Esq., Cooley Godward Kronish LLP
Ethan E. Christensen, Esq., Cooley Godward Kronish LLP
Patrick A. Pohlen, Esq., Latham & Watkins LLP
Cheston J. Larson, Esq., Latham & Watkins LLP
Divakar Gupta, Esq., Latham & Watkins LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Exhibit A

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 15, 2010

PROSPECTUS

6,000,000 Shares

Common Stock

We are selling 6,000,000 shares of common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $12.00 and $14.00 per share.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “TSRX.”

The underwriters have an option to purchase a maximum of 900,000 additional shares to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” on page 10.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Trius (before expenses)
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

Piper Jaffray

Canaccord Adams Inc.	JMP Securities

The date of this prospectus is                     , 2010.

THE OFFERING

Common stock offered by us	6,000,000 shares

Over-allotment option	We have granted the underwriters an option for a period of 30 days to purchase up to 900,000 additional shares of common stock.

Common stock to be outstanding after this offering	16,615,181 shares

Use of proceeds	We intend to use the net proceeds from this offering of approximately $70.5 million (assuming an initial public offering price of $13.00 per share, which is the mid-point of the price range set forth on the cover of this prospectus) to fund clinical trials and other research and development activities for torezolid phosphate and for working capital and other general corporate purposes. See “Use of Proceeds” on page 41.

Proposed Nasdaq Global Market symbol	“TSRX”

Risk factors	You should read the “Risk Factors” section of, and all of the other information set forth in, this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

The number of shares of common stock to be outstanding after this offering is based on 10,615,181 shares of common stock outstanding as of September 30, 2009, and excludes:

•

958,040 shares of common stock issuable upon the exercise of outstanding options under our 2006 equity incentive plan, or 2006 plan, as of September 30, 2009 having a weighted average exercise price of $1.12 per share;

•

                 shares of common stock reserved for future issuance under our 2010 equity incentive plan, or 2010 plan (including 15,961 shares of common stock reserved for future issuance under our 2006 plan as of September 30, 2009, which shares will be added to the shares to be reserved under our 2010 plan upon its effectiveness), 2010 non-employee directors’ stock option plan, or directors’ plan, and 2010 employee stock purchase plan, or 2010 purchase plan, each of which will become effective upon the signing of the underwriting agreement for this offering; and

•	66,075 shares of common stock issuable upon the exercise of outstanding warrants as of September 30, 2009 having an exercise price of $4.73 per share.

Unless otherwise noted, the information in this prospectus assumes:

•	a 1-for-8.6 reverse stock split of our common stock to be effected prior to the completion of this offering;

•	the conversion of all our outstanding shares of preferred stock into 7,943,959 shares of common stock upon the completion of this offering;

•

the issuance of 1,717,913 shares of our common stock upon the completion of this offering as a result of the automatic conversion of $19.2 million of secured convertible notes (including accrued interest thereon) that we issued in November 2009, or the 2009 notes, assuming an initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and assuming the conversion occurs on February 3, 2010;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws upon the completion of this offering; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. We have derived the following summary of our statement of operations data for the years ended December 31, 2006, 2007 and 2008 from our audited financial statements appearing elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 2008 and 2009 and balance sheet data as of September 30, 2009 have been derived from our unaudited financial statements appearing elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments necessary to fairly state our financial position as of September 30, 2009 and results of operations for the nine months ended September 30, 2008 and 2009. Our historical results are not necessarily indicative of the results that may be expected in the future. The summary of our financial data set forth below should be read together with our financial statements and the related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(In thousands)
Statement of Operations Data:
Revenues:
NIH grants	$1,363	$679	$429	$429	$—
Contract research	232	141	658	25	3,949
Collaborations	—	345	243	226	35

Total revenues	1,595	1,165	1,330	680	3,984
Operating expenses:
Research and development	1,715	8,517	20,086	13,468	16,564
General and administrative	455	1,546	2,290	1,790	2,790

Total operating expenses	2,170	10,063	22,376	15,258	19,354

Loss from operations	(575)	(8,898)	(21,046)	(14,578)	(15,370)
Other income (expense):
Interest income	10	308	582	491	36
Interest expense	(171)	(170)	(297)	(290)	(13)
Other income (expense)	—	12	(30)	(59)	(22)

Total other income (expense)	(161)	150	255	142	1

Net loss	(736)	(8,748)	(20,791)	(14,436)	(15,369)
Accretion of deferred financing costs on redeemable convertible preferred stock	—	(8)	(26)	(19)	(21)

Net loss attributable to common stockholders	$(736)	$(8,756)	$(20,817)	$(14,455)	$(15,390)

Net loss per share, basic and diluted	$(3.72)	$(31.72)	$(40.19)	$(29.62)	$(22.53)

Weighted-average shares outstanding, basic and diluted	198	276	518	488	683

Pro forma net loss per share, basic and diluted (unaudited)			$(2.70)		$(1.78)

Weighted-average pro forma shares outstanding, basic and diluted (unaudited)			7,696		8,627

	As of September 30, 2009
	Actual	Pro Forma	Pro Forma as Adjusted
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,007	$26,170	$96,710
Working capital	6,315	25,478	96,018
Total assets	9,171	28,334	98,874
Preferred stock warrant liability	405	—	—
Convertible preferred stock	51,075	—	—
Accumulated deficit	(45,942)	(46,320)	(46,320)
Total stockholders’ equity (deficit)	(44,505)	26,138	96,678

In November 2009, we sold $19.2 million in aggregate principal amount of 2009 notes in a private placement to certain of our existing investors and other parties with whom we have substantive, preexisting relationships. The 2009 notes are secured by a first priority security interest in all of our assets and are convertible into equity upon the occurrence of certain events. In addition, we are currently discussing additional private financing with third parties with whom we have substantive, preexisting relationships.

The September 30, 2009 pro forma balance sheet data reflects (1) the conversion of all outstanding shares of our preferred stock into an aggregate of 7,943,959 shares of our common stock, which we expect to occur immediately prior to the closing of this offering, (2) the issuance of the 2009 notes, (3) the conversion of outstanding principal and accrued interest on the 2009 notes and the issuance of an aggregate of 1,717,913 shares of our common stock upon such conversion, assuming an initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus), and assuming the conversion occurs on February 3, 2010, and (4) the reclassification of the preferred stock warrant liability to additional paid-in-capital upon conversion of the warrants to purchase preferred stock into warrants to purchase common stock.

The September 30, 2009 pro forma as adjusted balance sheet additionally reflects the sale of 6,000,000 shares of common stock in this offering, assuming an initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $70.5 million, assuming an initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. Each $1.00 increase or decrease in the assumed public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase or decrease, respectively, the net proceeds to us from this offering by approximately $5.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. If the underwriters fully exercise their option to purchase additional shares, we estimate that our net proceeds from this offering will be approximately $81.4 million.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering as follows:

•	Approximately $56.4 million to fund clinical and nonclinical research and development costs for torezolid phosphate for the treatment of ABSSI and other indications; and

•	The remainder for working capital and other general corporate purposes.

We believe that the approximate $56.4 million of the net proceeds from this offering intended for research and development will be sufficient to fund the continued development of torezolid phosphate through the following events:

•	Receipt of top-line data from our first Phase 3 clinical trial of the oral dosage form of torezolid phosphate for the treatment of ABSSI;

•	Partial completion of our second Phase 3 clinical trial, in which both the IV and oral dosage forms of torezolid phosphate will be studied for the treatment of ABSSI;

•	Initiation of our Phase 1 clinical trial for the treatment of CABP, HAP and VAP;

•	Initiation of our preclinical studies for the treatment of osteomyelitis; and

•	Initiation of the clinical safety and special population clinical trials which the FDA has indicated will be necessary for registration of torezolid phosphate.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

We believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations through at least the first half of 2011.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of September 30, 2009:

•	On an actual basis;

•

On a pro forma basis to give effect to: (1) the conversion of all outstanding shares of our preferred stock into an aggregate of 7,943,959 shares of our common stock, which we expect to occur immediately prior to the closing of this offering; (2) the issuance of $19.2 million in aggregate principal amount of secured convertible notes in November 2009, or the 2009 notes; (3) the conversion of outstanding principal and accrued interest on the 2009 notes and the issuance of an aggregate of 1,717,913 shares of our common stock upon such conversion, assuming an initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus), and assuming the conversion occurs on February 3, 2010; (4) the reclassification of the preferred stock warrant liability to additional paid-in capital upon conversion of the warrants to purchase preferred stock into warrants to purchase common stock; and (5) the filing of an amended and restated certificate of incorporation to authorize 200,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock; and

•

On a pro forma as adjusted basis to additionally give effect to the sale of 6,000,000 shares of common stock in this offering, assuming an initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	September 30, 2009
	Actual	Pro Forma(1)	Pro Forma as Adjusted(1)(2)
	(In thousands, except share data)
	(Unaudited)
Cash and cash equivalents	$7,007	$26,170	$96,710

Preferred stock warrant liability	$405	—	—
Redeemable convertible preferred stock, $0.0001 par value: 68,168,186 shares authorized, 66,863,641 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	50,346	—	—
Convertible preferred stock, $0.0001 par value: 1,676,453 shares authorized, 1,454,545 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	729	—	—
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value: no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.0001 par value: 90,000,000 shares authorized, 953,309 shares issued and outstanding, actual; 200,000,000 shares authorized, 10,615,181 shares issued and outstanding, pro forma; 200,000,000 shares authorized, 16,615,181 shares issued and outstanding, pro forma as adjusted	—	1	2
Additional paid-in capital	1,437	72,457	142,996
Accumulated deficit	(45,942)	(46,320)	(46,320)

Total stockholders’ equity (deficit)	(44,505)	26,138	96,678

Total capitalization	$6,975	26,138	96,678

(1)	The pro forma and pro forma as adjusted information is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $5.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

The number of shares of our common stock to be outstanding after this offering is based on 10,615,181 shares of common stock outstanding as of September 30, 2009, and excludes:

•	958,040 shares of common stock issuable upon the exercise of outstanding options under our 2006 plan as of September 30, 2009 having a weighted average exercise price of $1.12;

•

             shares of common stock reserved for future issuance under our 2010 plan (including 15,961 shares of common stock reserved for future issuance under our 2006 plan as of September 30, 2009, which shares will be added to the shares to be reserved under our 2010 plan upon its effectiveness), directors’ plan and 2010 purchase plan, each of which will become effective immediately upon the signing of the underwriting agreement for this offering; and

•	66,075 shares of common stock issuable upon the exercise of outstanding warrants as of September 30, 2009 having an exercise price of $4.73 per share.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon completion of this offering. The historical net tangible book value (deficit) of our common stock as of September 30, 2009 was approximately $(44.5) million, or approximately $(46.68) per share of common stock. Historical net tangible book value (deficit) per share is determined by dividing the number of outstanding shares of our common stock into our total tangible assets (total assets less intangible assets) less total liabilities and convertible preferred stock.

On a pro forma basis, after giving effect to (1) the conversion of all outstanding shares of our preferred stock into an aggregate of 7,943,959 shares of our common stock, which we expect to occur immediately prior to the closing of this offering, (2) the issuance of the 2009 notes, (3) the conversion of outstanding principal and accrued interest on the 2009 notes and the issuance of an aggregate of 1,717,913 shares of our common stock upon such conversion, assuming an initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus), and assuming the conversion occurs on February 3, 2010, and (4) the reclassification of the preferred stock warrant liability to additional paid-in capital upon conversion of the warrants to purchase preferred stock into warrants to purchase common stock, our net tangible book value would have been approximately $26.1 million, or approximately $2.46 per share of common stock.

Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of common stock offered in this offering assuming an initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us, our pro forma as adjusted net tangible book value as of September 30, 2009 would have been approximately $96.7 million, or approximately $5.82 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $3.36 per share to existing stockholders, and an immediate dilution in the pro forma net tangible book value of $7.18 per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share, the mid-point of the price range set forth on the cover page of this prospectus		$13.00
Historical net tangible book value (deficit) per share as of September 30, 2009	$(46.68)
Increase in net tangible book value per share attributable to issuance of the 2009, conversion of convertible preferred stock, issuance of the 2009 notes, issuance of shares of common stock upon conversion of the 2009 notes and reclassification of preferred stock warrant liability	49.15

Pro forma net tangible book value per share before this offering	2.46
Increase in pro forma net tangible book value per share attributable to investors participating in this offering	3.36

Pro forma as adjusted net tangible book value per share after this offering		5.82

Dilution per share to investors participating in this offering		$7.18

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $5.6 million, our pro forma as adjusted net tangible book value per share after this offering by $0.34 per share and the dilution in pro forma as adjusted net tangible book value per share to investors participating in this offering by $0.66 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

If the underwriters exercise their option in full to purchase 900,000 additional shares of common stock in this offering, our pro forma as adjusted net tangible book value per share after the offering would be $6.14 per share, the increase in our pro forma net tangible book value per share to existing stockholders would be $3.68 per share and the dilution to new investors participating in this offering would be $6.86 per share.

The following table summarizes, on the pro forma as adjusted basis described above as of September 30, 2009, the differences between the number of shares of common stock purchased from us by existing stockholders and investors participating in this offering, the total consideration paid by existing stockholders and investors participating in this offering, and the average price per share paid by existing stockholders and by investors participating in this offering, at an assumed initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) before deducting estimated underwriting discounts and commissions and estimated offering costs payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders before this offering	10,615,181	63.9%	$71,151,914	47.7%	$6.70
Investors participating in this offering	6,000,000	36.1	78,000,000	52.3	13.00

Total	16,615,181	100%	$149,151,914	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by new investors by $5.6 million, and increase (decrease) the percent of total consideration paid by new investors by 3.8%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares and no exercise of any outstanding options or warrants. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 60.6% of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by investors participating in this offering will be increased to 6,900,000 shares or 39.4% of the total number of shares of common stock to be outstanding upon completion of this offering.

As of September 30, 2009, there were:

•	958,040 shares of common stock issuable upon the exercise of options outstanding under our 2006 plan having a weighted average exercise price of $1.12; and

•	66,075 shares of common stock issuable upon the exercise of outstanding warrants having an exercise price of $4.73 per share.

Effective immediately upon the signing of the underwriting agreement for this offering, an aggregate of              shares of our common stock will be reserved for issuance under our 2010 plan (which includes 15,961 shares of common stock reserved for future issuance under our 2006 plan as of September 30, 2009 that will be allocated to our 2010 plan), our directors’ plan and our 2010 purchase plan, respectively, and these share reserves will also be subject to automatic annual increases in accordance with the terms of the plans. Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of these options or warrants are exercised, new options are issued under our equity incentive plans or we issue additional shares of common stock or other equity securities in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

The following selected financial data should be read together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected financial data in this section are not intended to replace our financial statements and the related notes. Our historical results are not necessarily indicative of our future results.

The selected statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the selected balance sheet data as of December 31, 2007 and 2008 are derived from our audited financial statements appearing elsewhere in this prospectus. The selected balance sheet data as of December 31, 2006 are derived from our audited financial statements which are not included in this prospectus. The selected statement of operations data for the period from June 21, 2004 (inception) to December 31, 2004 and for the year ended December 31, 2005 and the selected balance sheet data as of December 31, 2004 and December 31, 2005 are derived from our unaudited financial statements, which are not included in this prospectus. The selected statement of operations data for the nine months ended September 30, 2008 and 2009 and the balance sheet data as of September 30, 2009 are derived from our unaudited financial statements appearing elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements. The pro forma basic and diluted net loss per common share data are computed using the weighted-average number of shares of common stock outstanding, after giving effect to the conversion (using the as if-converted method) of all shares of our convertible preferred stock into common stock.

	Period from June 2004 (Inception) to December 31, 2004	Years Ended December 31,				Nine Months Ended September 30,
		2005	2006	2007	2008	2008	2009
	(In thousands, except per share data)
Statement of Operations:
Revenues:
NIH grants	$470	$1,347	$1,363	$679	$429	$429	$—
Contract research	—	—	232	141	658	25	3,949
Collaborations	—	—	—	345	243	226	35

Total revenues	470	1,347	1,595	1,165	1,330	680	3,984
Operating expenses:
Research and development	379	966	1,715	8,517	20,086	13,468	16,564
General and administrative	137	531	455	1,546	2,290	1,790	2,790

Total operating expenses	516	1,497	2,170	10,063	22,376	15,258	19,354

Loss from operations	(46)	(150)	(575)	(8,898)	(21,046)	(14,578)	(15,370)
Other income (expense):
Interest income	—	0	10	308	582	491	36
Interest expense	—	(46)	(171)	(170)	(297)	(290)	(13)
Other income (expense)	—	—	—	12	(30)	(59)	(22)

Total other income (expense)	—	(46)	(161)	150	255	142	1

Net loss	(46)	(196)	(736)	(8,748)	(20,791)	(14,436)	(15,369)
Accretion of deferred financing costs on redeemable convertible preferred stock	—	—	—	(8)	(26)	(19)	(21)

Net loss attributable to common stockholders	$(46)	$(196)	$(736)	$(8,756)	$(20,817)	$(14,455)	$(15,390)

Net loss per share, basic and diluted	$(0.70)	$(1.78)	$(3.72)	$(31.72)	$(40.19)	$(29.62)	$(22.53)

Weighted-average shares outstanding, basic and diluted	66	110	198	276	518	488	683

Pro forma net loss per share, basic and diluted (unaudited)					$(2.70)		$(1.78)

Weighted-average pro forma shares outstanding, basic and diluted (unaudited)					7,696		8,627

performed or the costs of these services, our actual expenses could differ from our estimates which could materially affect our results of operations. Adjustments to our accruals are recorded as changes in estimates become evident. Furthermore, based on amounts invoiced to us by our service providers, we may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as services are rendered.

Stock-Based Compensation

We account for stock compensation by measuring and recognizing compensation expense for all stock-based payments made to employees and directors based on estimated grant date fair values. We use the straight-line method to allocate compensation cost to reporting periods over each optionee’s requisite service period, which is generally the vesting period. We estimate the fair value of our share-based awards to employees and directors using the Black-Scholes option-valuation model. The Black-Scholes model requires the input of subjective assumptions, including the expected stock price, volatility, the calculation of expected term and the fair value of the underlying common stock on the date of grant, among other inputs.

The following table summarizes our assumptions used in the Black-Scholes model:

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
Expected volatility	72%	61%	54%	54%	66% – 70%
Expected term (in years)	5.25 – 6.10	5.71 – 6.14	5.89 – 6.14	5.89 – 6.14	4.96 – 6.10
Risk-free interest rate	4.61% – 5.02%	2.96% – 4.69%	3.24% – 3.50%	3.24% – 3.50%	1.70% – 2.73%
Expected dividend yield	0%	0%	0%	0%	0%

Expected Volatility. The expected volatility rate used to value stock option grants is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the pharmaceutical and biotechnology industry in a similar stage of development.

Expected Term. We elected to utilize the “simplified” method for “plain vanilla” options to estimate the expected term of stock option grants. Under this approach, the weighted-average expected life is presumed to be the average of the vesting term and the contractual term of the option.

Risk-free Interest Rate. The risk-free interest rate assumption was based on zero coupon United States Treasury instruments that had terms consistent with the expected term of our stock option grants.

Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future.

Common Stock Fair Value. Due to the absence of an active market for our common stock, the fair value of our common stock for purposes of determining the exercise price for stock option grants was determined by our board of directors, with the assistance of our management, in good faith based on a number of objective and subjective factors including:

•

The prices of our convertible preferred stock sold to outside investors in arms-length transactions, and the rights, preferences and privileges of our convertible preferred stock as compared to those of our common stock, including the liquidation preference of our convertible preferred stock;

•	Our results of operations, financial position and the status of our research and development efforts, including the release of our Phase 2 clinical trial data for torezolid phosphate;

•	Our stage of development and business strategy;

•	The composition of and changes to our management team;

•	The market value of a comparison group of privately held pharmaceutical and biotechnology companies that are in a stage of development similar to ours;

•	The lack of liquidity of our common stock as a private company;

•

Contemporaneous valuations performed by an unrelated valuation specialist prepared in accordance with methodologies outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation;

•	The likelihood of achieving a liquidity event for the shares of our common stock and underlying stock options, such as an initial public offering, given prevailing market conditions; and

•	The material risks related to our business.

Based on these factors, our board of directors granted options at exercise prices that increased from $0.52 per share in 2006 up to $2.32 per share in 2009.

We estimate forfeitures at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from estimates. We estimate forfeitures based on our historical experience.

In connection with the preparation of the financial statements necessary for inclusion in the registration statement related to this offering, in 2009 we reassessed the estimated fair value of our common stock for financial reporting purposes. We reassessed the estimated fair value of our common stock for each quarterly period during the year ended December 31, 2008 and for each quarterly period during the nine months ended September 30, 2009. When we performed valuation analyses on March 19, 2008, May 1, 2008, September 22, 2008 and June 8, 2009, we concluded that stock options granted had exercise prices equal to the then estimated fair value of common stock at the date of grant. Subsequent to this period, we determined certain stock options granted during 2008 and 2009 had an exercise price different from the reassessed fair value of the common stock at the date of grant. We used these fair value reassessments to determine stock-based compensation expense which is recorded in our financial statements.

Our analysis was based on a methodology that first estimated the fair value of our business as a whole, or enterprise value, and then allocated a portion of the enterprise value to our common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuation methodology utilized in the 2009 reassessment of fair value relied primarily on the “market approach” to estimate enterprise value giving consideration to the total financing amount received by us, the implied enterprise value of our business based on our convertible preferred stock transactions and market-based private company sale and financing transactions.

Our enterprise value was originally allocated to our different classes of equity using the option pricing method. The option pricing method involves making certain other assumptions regarding the anticipated timing of a potential liquidity event, the expected volatility of our equity securities and effects of rights of our convertible preferred stock as compared to those of our common stock. The per share price of the Series B redeemable convertible preferred stock was higher than the estimated fair value of our common stock as of March 19, 2008, May 1, 2008 and September 22, 2008 since the enterprise valuations used on those dates to estimate the common stock fair value relied on both the Series B preferred financing and market-based private company sale transactions. Collectively, all convertible preferred stock pricing reflects rights not attributed to common stock including:

•

Price-based anti-dilution protection, which increases the conversion ratio of our convertible preferred stock if we issue stock at prices lower than the original issue prices of our outstanding convertible preferred stock (subject to certain exceptions);

•

Liquidation preferences, which provide that in the event of our acquisition, the holders of our outstanding convertible preferred stock have the right to receive their original investment amounts plus any declared and unpaid dividends prior to the payment of any amounts to the holders of our common stock;

•	Dividend rights that require the payment of a dividend on our convertible preferred stock prior to the payment of a dividend on our common stock;

•	The right to elect a majority of our directors; and

•

Approval rights with respect to our ability to issue any stock that has rights on parity with or senior to our convertible preferred stock, to pay dividends on our common stock, to redeem any of our outstanding stock (subject to certain exceptions), to sell our business, to increase the number of authorized shares of convertible preferred stock, to amend our certificate of incorporation in a manner adverse to the holders of our convertible preferred stock, or to change the authorized number of our directors.

The valuation methodology utilized to reassess the estimates of fair value from 2008 through 2009 also relied primarily on the “market approach” to estimate enterprise value and then allocated the enterprise value to our different classes of equity using the probability-weighted expected return method whereby the value of our common stock was estimated based on an analysis of future values for the equity assuming various future outcomes including liquidity events. Our 2008 through 2009 estimated share values are based on the probability-weighted present value of expected investment returns, considering each of the possible future outcomes available to us. In our situation, the future outcomes included three alternatives: (1) we complete an initial public offering with an assumed pre-money valuation, (2) we sell our business to a third party at an enterprise value equal to the average value of the companies that we surveyed in the analysis, and (3) we have an event in which no liquidity is available for common stockholders.

For the first alternative, the estimated future values of our common stock were based on our anticipated offering price since there were no comparable initial public offerings completed in 2008 or 2009. For the second alternative, the estimated future and present values of our common stock were based on a survey of privately held biotechnology and pharmaceutical companies that were sold to third parties between 2006 and 2009. For the first two alternatives, the estimated future and present values were calculated using assumptions including: the expected pre-money or third party sale valuations based on the market approach, the expected dates of the future expected initial public offering or third party sale and an appropriate risk-adjusted discount rate. For the scenario in which we have an event in which no liquidity is available for common stockholders, the estimated value of our common stock was based on the value remaining after payment of the cumulative liquidation preferences of the outstanding convertible preferred stock. The present value calculated for our common stock under each scenario was probability-weighted based on our estimate of the probability of each scenario. We assigned weights to each scenario based on significant judgments and estimates that included the impact of operational factors, our estimates regarding when we may be able to complete an initial public offering or third party sale and market data.

Finally, the estimated fair value of our common stock was reduced by a discount for lack of marketability. The discount for lack of marketability was analyzed in light of the restrictive factors associated with privately held common stock. For our determination of an appropriate discount for lack of marketability, we used a put-option model that considers variables such as time to liquidity, volatility and the risk-free rate. Based on these analyses and consideration of restrictions, we applied estimated discounts for lack of marketability that declined from 30% in the March 19, 2008 valuation to 10% in the June 8, 2009 valuation, as the then-estimated time to an expected liquidity event decreased.

Summary of Stock Option Grants. Based on the analysis we performed for financial statement purposes, we determined that the stock options we granted in 2008 and 2009 had exercise prices different than or equal to the reassessed fair values of the common stock at the dates of grant. The following table compares the originally determined fair value and reassessed fair value:

Grant Date	Number of Shares Subject to Options Granted	Exercise Price per Share	Reassessed Fair Value of Common Stock per Share at Date of Grant	Intrinsic Value at Date of Grant
May 21, 2008	426,782	$1.29	$3.78	$1,064,394
July 17, 2008	53,486	1.29	3.78	133,394
September 25, 2008	28,485	1.29	3.78	71,042
January 9, 2009	102,646	1.29	6.28	511,998
February 10, 2009	46,510	1.29	6.28	231,992
March 17, 2009	16,393	1.29	6.28	81,768
September 17, 2009	62,496	2.32	7.57	327,854

For purposes of determining stock-based compensation expense, stock options granted in 2006 and on January 19, 2007 were valued based on the estimated fair value determined as of April 13, 2006. Stock options granted between March 21, 2007 and January 10, 2008 were valued based on the estimated fair value determined as of February 14, 2007. Stock options granted between May 21, 2008 and September 25, 2008 were valued based on the reassessed fair value determined as of May 1, 2008. Stock options granted between January 9, 2009 and March 17, 2009 were valued based on the reassessed fair value determined as of January 1, 2009. Stock options granted on September 17, 2009 were valued based on the reassessed fair value determined as of June 8, 2009.

The estimated per share fair value of our common stock from January 7, 2008 to March 24, 2008 increased from $0.52 to $2.41, although there were no stock options granted during this period. The change in estimated fair value primarily reflects operational factors including advancement of torezolid phosphate and our preclinical program, including additional patient enrollment in our Phase 1 clinical trials evaluating torezolid phosphate. Also, as of March 24, 2008, based on an analysis of the biotechnology and pharmaceutical companies that had received a round of late-stage venture financing, or had completed an initial public offering, we estimated that there was a 10% probability of an initial public offering scenario, a 30% probability of a sale of our business and a 60% probability of an event in which no liquidity is available to common stockholders. We also applied a 30% discount for lack of marketability.

The estimated per share fair value of our common stock from March 24, 2008 to May 1, 2008 increased from $2.41 to $3.78. The change in estimated fair value reflects the following:

•	Continued advancement of torezolid phosphate and our preclinical program; and

•	The release of the successful Phase 1 clinical trial data for torezolid phosphate.

We estimated that as of May 1, 2008, there was a 20% probability of an initial public offering scenario, a 40% probability of a third party acquisition and a 40% probability of an event in which no liquidity is available to common stockholders. We also applied a 25% discount for lack of marketability based on a reduction in the amount of time to an expected liquidity event.

The estimated per share fair value of our common stock from May 1, 2008 to January 1, 2009 increased from $3.78 to $6.28. The change in estimated fair value reflects the following:

•	Continued advancement of torezolid phosphate and our preclinical program;

•	Rapid patient enrollment in our Phase 2 clinical trial of torezolid phosphate; and

•	Positive interim Phase 2 clinical trial data.

We estimated that as of January 1, 2009, there was a 30% probability of an initial public offering scenario, a 50% probability of a third party acquisition and a 20% probability of an event in which no liquidity is available to common stockholders. We applied a 20% discount for lack of marketability based on a reduction in the amount of time to an expected liquidity event.

The estimated per share fair value of our common stock from January 1, 2009 to June 8, 2009 increased from $6.28 to $7.57. The change in estimated fair value reflects the following:

•	Continued advancement of torezolid phosphate and our preclinical program; and

•	The release of our successful Phase 2 clinical trial data for torezolid phosphate.

We estimated that as of June 8, 2009, there was a 40% probability of an initial public offering scenario, a 40% probability of a third party acquisition and a 20% probability of an event in which no liquidity is available to common stockholders. We applied a 10% discount for lack of marketability based on the expected time to a liquidity event.

Stock-Based Compensation Summary. Stock-based compensation is reported in our statements of operations as follows:

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(In thousands)
Research and development	$5	$18	$184	$116	$354
General and administrative	6	44	160	96	439

Total	$11	$62	$344	$212	$793

At December 31, 2008 and September 30, 2009, there was approximately $1.3 million and $1.8 million, respectively, of total unrecognized compensation costs related to outstanding options granted which is expected to be recognized over a weighted average period of 1.63 and 1.45 years, respectively.

Preferred Stock Warrant Liability

We have estimated the fair value of all outstanding convertible preferred stock warrants. The warrant obligation is adjusted to fair value at the end of each reporting period. Such fair values were estimated using the Black-Scholes option-pricing model and an estimated term equal to each warrant’s contractual life, which range from six to 10 years. We will continue to adjust the warrant liability for changes in fair value until the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of this offering, at which time the liability will be reclassified to stockholders’ equity (deficit).

Internal Control Over Financial Reporting

Assessing our staffing and training procedures to improve our internal control over financial reporting is an ongoing process. We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act and are

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock outstanding as of December 31, 2009 by:

•	Each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	Each of our directors;

•	Each of our named executive officers; and

•	All of our directors and executive officers as a group.

The number of shares and percentage of shares beneficially owned before the offering shown in the table is based upon 968,230 shares of common stock outstanding as of December 31, 2009 and also assumes the conversion of all outstanding shares of our preferred stock into 7,943,959 shares of common stock. The number of shares and percentage of shares beneficially owned after the offering also gives effect to (1) the conversion of the 2009 notes (including interest thereon) into 1,717,913 shares of common stock, assuming an initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and assuming the conversion occurs on February 3, 2010, and (2) the issuance by us of 6,000,000 shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

Each individual or entity shown in the table has furnished information with respect to beneficial ownership. We have determined beneficial ownership in accordance with the SEC’s rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options, warrants or other rights that are either immediately exercisable or exercisable on March 1, 2010, which is 60 days after December 31, 2009. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Trius Therapeutics, Inc., 6310 Nancy Ridge Drive, Suite 101, San Diego, California 92121.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned Before Offering	Number of Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned
			Before Offering	After Offering
5% or greater stockholders:
Sofinnova Venture Partners VII, L.P.(1)	1,892,177	2,222,718	21.2%	13.4%
140 Geary Street, 10th Floor San Francisco, CA 94108

InterWest Partners IX, LP(2).	1,576,814	1,852,265	17.7%	11.1%
2710 Sand Hill Road, Second Floor Menlo Park, CA 94025

Versant Venture Capital III, L.P. and its affiliates(3)	1,576,814	1,852,264	17.7%	11.1%
3000 Sand Hill Road, Building 4, Suite 210 Menlo Park, CA 94025

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Number of Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned
			Before Offering	After Offering

Prism Venture Partners V, L.P. and its affiliates(4)	1,198,379	1,407,720	13.4%	8.5%
117 Kendrick Street, Suite 200 Needham, MA 02494

Entities affiliated with Kleiner, Perkins, Caufield & Byers(5)	1,061,860	1,305,611	11.9%	7.9%
c/o Kleiner, Perkins, Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025

Directors and named executive officers:
Michael Powell, Ph.D.(6)	1,901,479	2,232,020	21.3%	13.4%
Brian G. Atwood(7)	1,586,116	1,861,566	17.8%	11.2%
Nina Kjellson(8)	1,586,116	1,861,567	17.8%	11.2%
Jeffrey Stein, Ph.D.(9)	408,628	408,628	4.5%	2.4%
John Finn, Ph.D.(10)	304,648	304,648	3.4%	1.8%
John P. Schmid(11)	156,797	156,797	1.8%	*	%
Kenneth Bartizal, Ph.D.(12)	122,673	122,673	1.4%	*	%
Philippe Prokocimer, M.D.(13)	118,021	118,021	1.3%	*	%
David S. Kabakoff, Ph.D.(14)	81,366	81,366	*	*	%
Paul Truex(15)	22,673	22,673	*	*	%
Karin Eastham(16)	17,441	21,923	*	*	%
Theodore R. Schroeder(17)	15,116	15,116	*	*	%
Risa Stack, Ph.D.(18)	9,302	9,302	*	*	%
All executive officers and directors as a group (13 persons)(19)	6,330,376	7,216,300	66.6%	41.9%

*	Represents beneficial ownership of less than one percent.
(1)	Includes 1,892,177 shares held by Sofinnova Venture Partners VII, L.P. In addition, the number of shares beneficially owned after the offering includes 330,541 shares of common stock issuable upon conversion of a convertible note held by Sofinnova Venture Partners VII, L.P., assuming an initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and conversion of the note on February 3, 2010. Dr. Michael Powell, Dr. James I. Healey and Eric Buatois, as managing general partners of Sofinnova Management VII, LLC, the general partner of Sofinnova Venture Partners VII, L.P., share voting and investment authority over the shares held by Sofinnova Venture Partners VII, L.P.
(2)	Includes 1,576,814 shares held by InterWest Partners IX, LP. In addition, the number of shares beneficially owned after the offering includes 275,451 shares of common stock issuable upon conversion of a convertible note held by InterWest Partners IX, LP, assuming an initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and conversion of the note on February 3, 2010. Harvey B. Cash, Bruce A. Cleveland, Christopher B. Erlich, Philip T. Gianos, Linda S. Grais, W. Stephen Holmes, Nina Kjellson, Gilbert H. Kliman, Khaled A. Nasr, Arnold L. Oronsky, Douglas A. Pepper, Thomas L. Rosch and Michael B. Sweeney share voting and investment authority over the shares held by InterWest Partners IX, L.P.
(3)

Includes 1,567,556 shares held by Versant Venture Capital III, L.P. In addition, the number of shares beneficially owned by Versant Venture Capital III, L.P. after the offering includes 273,834 shares of common stock issuable upon conversion of a convertible note held by Versant Venture Capital III, L.P., assuming an initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and conversion of the note on February 3, 2010. Includes 9,258 shares held by Versant Side Fund III, L.P. In addition, the number of shares beneficially owned by Versant Side Fund III, L.P. after the offering includes 1,616 shares of common stock issuable upon conversion of a convertible note held by Versant Side Fund III, L.P., assuming an initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and conversion of the note on February 3, 2010. Brian G. Atwood, Ross A. Jaffe, M.D., Camille D. Samuels, Kevin J.

Wasserstein, Samuel D. Colella, Donald B. Milder, Rebecca B. Robertson, Bradley J. Bolzon, Ph.D., William J. Link, Ph.D., Charles M. Warden and Barbara N. Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P.

(4)	Includes 823,406 shares held by Prism Venture Partners V, L.P. In addition, the number of shares beneficially owned by Prism Venture Partners V, L.P. after the offering includes 143,839 shares of common stock issuable upon conversion of a convertible note held by Prism Venture Partners V, L.P., assuming an initial public offering price of $13.00 per share (the mid-point of the price range listed on the cover page of this prospectus) and conversion of the note on February 3, 2010. Includes 374,972 shares held by Prism Venture Partners V-A, L.P. In addition, the number of shares beneficially owned by Prism Venture Partners V-A, L.P. after the offering includes 65,503 shares of common stock issuable upon conversion of a convertible note held by Prism Venture Partners V-A, L.P., assuming an initial public offering price of $13.00 per share (the mid-point of the price range listed on the cover page of this prospectus) and conversion of the note on February 3, 2010. James A. Couniham, Brendan O’Leary and Steven J. Benson share voting and investment authority over the shares held by Prism Venture Partners V, L.P. and Prism Venture Partners V-A, L.P.
(5)	Includes 1,055,581 shares held by KPCB Pandemic and Bio Defense Fund, LLC and 6,279 shares held by KPCB PBD Founders Fund, LLC. The managing member of both KPCB Pandemic and Bio Defense Fund, LLC and KPCB PBD Founders Fund, LLC, or the KPCB Funds, is KPCB PBD Associates, LLC. Brook H. Byers, L. John Doerr, Joseph Lacob, Raymond J. Lane and Theodore E. Schlein, the managers of KPCB PBD Associates, LLC, or the Managers, exercise shared voting and dispositive control over the shares held by the KPCB Funds. The voting and dispositive control over the shares held by the KPCB Funds is shared by the five individual Managers, none of whom has veto power. Any decision with respect to voting or investment of any shares held by the KPCB Funds requires at least a majority of the five Managers. In addition, the number of shares beneficially owned after the offering includes 243,751 shares of common stock issuable upon conversion of a convertible note held by the KPCB Funds, assuming an initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and conversion of the note on February 3, 2010. The shares and the convertible note are held for convenience in the name of “KPCB Holdings, Inc. as nominee,” for the accounts of the individual Managers and other individuals and entities that each exercises its own voting and dispositive control over the shares for its own account. KPCB Holdings, Inc. has no voting, dispositive or pecuniary interest in any such shares.
(6)	Includes the shares of capital stock held by Sofinnova Venture Partners VII, L.P., referred to in footnote (1) above, and 9,302 shares that Dr. Powell has the right to acquire from us within 60 days of December 31, 2009 pursuant to the exercise of stock options, 2,326 unvested shares of which are subject to a right of repurchase in our favor as of March 1, 2009. Dr. Powell, Dr. James I. Healy and Eric Buatois as managing general partners of Sofinnova Management VII, LLC, the general partner of Sofinnova Venture Partners VII, L.P., share voting and investment authority over the shares held by Sofinnova Venture Partners VII, L.P. Dr. Powell disclaims beneficial ownership of the shares held by Sofinnova Venture Partners VII, L.P., except to the extent of his proportionate pecuniary interest in these shares.
(7)	Includes the shares of capital stock held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P. referred to in footnote (3) above and 9,302 shares that Mr. Atwood has the right to acquire from us within 60 days of December 31, 2009 pursuant to the exercise of stock options, 2,326 unvested shares of which are subject to a right of repurchase in our favor as of March 1, 2010. Brian G. Atwood, Ross A. Jaffe, M.D., Camille D. Samuels, Kevin J. Wasserstein, Samuel D. Colella, Donald B. Milder, Rebecca B. Robertson, Bradley J. Bolzon, Ph.D., William J. Link, Ph.D., Charles M. Warden and Barbara N. Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P. Mr. Atwood disclaims beneficial ownership of the shares held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P., except to the extent of his proportionate pecuniary interest in these shares.
(8)

Includes the shares of capital stock held by InterWest Partners IX, LP, referred to in footnote (2) above and 9,302 shares that Ms. Kjellson has the right to acquire from us within 60 days of December 31, 2009 pursuant to the exercise of stock options, 2,326 unvested shares of which are subject to a right of repurchase in our favor as of March 1, 2010. Harvey B. Cash, Bruce A. Cleveland, Christopher B. Ehrlich, Philip T. Gianos, Linda S. Grais, W. Stephen Holmes, Ms. Kjellson, Gilbert H. Kliman, Khaled A. Nasr, Arnold L. Oronsky, Douglas A. Pepper, Thomas L. Rosch and Michael B. Sweeney share voting and investment authority over the shares held by InterWest Partners IX, LP. Ms. Kjellson disclaims beneficial ownership of the shares held by InterWest Partners IX, LP, except to the extent of her pro rata interest in these shares.

(9)	Includes 259,333 shares that Dr. Stein has the right to acquire from us within 60 days of December 31, 2009 pursuant to the exercise of stock options, and 149,295 shares held by the Jeff Stein and Catherine Naughton Revocable Trust. Dr. Stein is a venture partner with Sofinnova Ventures, but does not exercise voting and investment authority over the shares held by Sofinnova Venture Partners VII, L.P.
(10)	Includes 112,788 shares that Dr. Finn has the right to acquire from us within 60 days of December 31, 2009 pursuant to the exercise of stock options, 42,344 unvested shares of which are subject to a right of repurchase in our favor as of March 1, 2010, and 191,860 shares of common stock held by John M. Finn and Deborah Finn, Trustees of the John and Debbie Finn Trust, Declaration of Trust dated February 25, 2009.
(11)	Includes 114,939 shares held by Mr. Schmid, 7,994 unvested shares of which are subject to a right of repurchase in our favor as of March 1, 2010, and 41,858 shares that Mr. Schmid has the right to acquire from us within 60 days of December 31, 2009 pursuant to the exercise of stock options, 21,680 unvested shares of which are subject to a right of repurchase in our favor as of March 1, 2010.
(12)	Includes 99,709 shares held by Dr. Bartizal, 33,236 unvested shares of which are subject to a right of repurchase in our favor as of March 1, 2010, and 22,964 shares that Dr. Bartizal has the right to acquire from us within 60 days of December 31, 2009 pursuant to the exercise of stock options, 13,159 unvested shares of which are subject to a right of repurchase in our favor as of March 1, 2010.
(13)	Includes 81,395 shares held by Dr. Prokocimer, 28,827 unvested shares of which are subject to a right of repurchase in our favor as of March 1, 2010, and 36,626 shares that Dr. Prokocimer has the right to acquire from us within 60 days of December 31, 2009 pursuant to the exercise of stock options, 16,599 unvested shares of which are subject to a right of repurchase in our favor as of March 1, 2010.
(14)	Includes 41,860 shares held by Dr. Kabakoff, 1,163 unvested shares of which are subject to a right of repurchase in our favor as of March 1, 2010, 29,651 shares that Dr. Kabakoff has the right to acquire from us within 60 days of December 31, 2009 pursuant to the exercise of stock options, 10,707 unvested shares of which are subject to a right of repurchase in our favor as of March 1, 2010, 5,285 shares held by Strategy Advisors, LLC Defined Benefit Plan and 4,570 shares held by the David S. & Susan O. Kabakoff Family Trust. Dr. Kabakoff is an executive in residence with Sofinnova Ventures, but does not exercise voting and investment authority over the shares held by Sofinnova Venture Partners VII, L.P.
(15)	Includes 2,906 shares held by Mr. Truex, 1,029 unvested shares of which are subject to a right of repurchase in our favor as of March 1, 2010, and 19,767 shares that Mr. Truex has the right to acquire from us within 60 days of December 31, 2009 pursuant to the exercise of stock options, 10,295 unvested shares of which are subject to a right of repurchase in our favor as of March 1, 2010.
(16)	Includes 17,441 shares that Ms. Eastham has the right to acquire from us within 60 days of December 31, 2009 pursuant to the exercise of stock options, 16,351 unvested shares of which are subject to a right of purchase in our favor as of March 1, 2010. In addition, the number of shares beneficially owned after the offering includes 4,482 shares of common stock issuable upon conversion of a convertible note held by Ms. Eastham, assuming an initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus).
(17)	Includes 15,116 shares that Mr. Schroeder has the right to acquire from us within 60 days of December 31, 2009 pursuant to the exercise of stock options, 14,486 unvested shares of which are subject to a right of purchase in our favor as of March 1, 2010.
(18)	Includes 9,302 shares that Dr. Stack has the right to acquire from us within 60 days of December 31, 2009 pursuant to the exercise of stock options, 4,845 unvested shares of which are subject to a right of repurchase in our favor as of March 1, 2010. Dr. Stack is a partner with Kleiner Perkins Caufield & Byers, but does not share voting and investment authority over the shares held by KPCB Holdings, Inc., as nominee.
(19)	Includes 72,249 unvested shares which are subject to a right of repurchase in our favor as of March 1, 2010, and 592,752 shares subject to options that will be exercisable within 60 days of December 31, 2009 pursuant to the exercise of stock options, 157,444 unvested shares of which are subject to a right of repurchase in our favor as of March 1, 2010.

Trius Therapeutics, Inc.

Balance Sheets

(In thousands except share and per share data)

				Pro Forma Stockholders' Equity at September 30, 2009
	December 31,		September 30, 2009
	2007	2008
Assets			(Unaudited)
Current assets:
Cash and cash equivalents	$11,534	$14,511	$7,007
Short-term investments	—	7,150	—
Accounts receivable	158	657	1,231
Prepaid expenses and deposits	665	492	273

Total current assets	12,357	22,810	8,511
Property and equipment, net	784	1,035	623
Other assets	20	20	37

Total assets	$13,161	$23,865	$9,171

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable and accrued liabilities	$900	$1,740	$1,767
Accrued payroll and related expenses	378	338	324
Current portion of capital lease obligation	205	156	103
Deferred revenue	280	37	2

Total current liabilities	1,763	2,271	2,196
Capital lease obligation, net of current portion	191	71	—
Preferred stock warrant liability	203	415	405	$—
Convertible preferred stock, $0.0001 par value: 1,676,453 shares authorized at December 31, 2007 and 2008 and September 30, 2009; 1,454,545 shares issued and outstanding at December 31, 2007 and 2008 and September 30, 2009; and liquidation preference of $800 at December 31, 2007 and 2008 and September 30, 2009; no shares issued or outstanding pro forma (unaudited)	729	729	729	—
Redeemable convertible preferred stock, $0.0001 par value: 37,168,185 shares authorized at December 31, 2007 and 68,168,186 shares authorized at December 31, 2008 and September 30, 2009; 36,363,641 shares issued and outstanding at December 31, 2007 and 66,863,641 shares issued and outstanding at December 31, 2008 and September 30, 2009; and liquidation preference of $20,000 at December 31, 2007 and $50,500 at December 31, 2008 and September 30, 2009; no shares issued or outstanding pro forma (unaudited)	19,904	50,325	50,346	—
Stockholders’ equity (deficit):
Common stock, $0.0001 par value: 90,000,000 shares authorized, 468,709, 949,502 and 953,309 shares issued and outstanding at December 31, 2007 and 2008 and at September 30, 2009, respectively, and 8,897,268 issued and outstanding pro forma (unaudited)	—	—	—	1
Additional paid-in capital	106	594	1,437	52,916
Accumulated other comprehensive income	—	12	—	—
Accumulated deficit	(9,735)	(30,552)	(45,942)	(45,942)

Total stockholders’ equity (deficit)	(9,629)	(29,946)	(44,505)	$6,975

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$13,161	$23,865	$9,171

See accompanying notes.

Trius Therapeutics, Inc.

Statements of Operations

(In thousands except per share data)

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
				(Unaudited)
Revenues:
NIH grants	$1,363	$679	$429	$429	$—
Contract research	232	141	658	25	3,949
Collaborations	—	345	243	226	35

Total revenues	1,595	1,165	1,330	680	3,984
Operating expenses:
Research and development	1,715	8,517	20,086	13,468	16,564
General and administrative	455	1,546	2,290	1,790	2,790

Total operating expenses	2,170	10,063	22,376	15,258	19,354

Loss from operations	(575)	(8,898)	(21,046)	(14,578)	(15,370)
Other income (expense):
Interest income	10	308	582	491	36
Interest expense	(171)	(170)	(297)	(290)	(13)
Other income (expense)	—	12	(30)	(59)	(22)

Total other income (expense)	(161)	150	255	142	1

Net loss	(736)	(8,748)	(20,791)	(14,436)	(15,369)
Accretion of deferred financing costs on redeemable convertible preferred stock	—	(8)	(26)	(19)	(21)

Net loss attributable to common stockholders	$(736)	$(8,756)	$(20,817)	$(14,455)	$(15,390)

Net loss per share, basic and diluted	$(3.72)	$(31.72)	$(40.19)	$(29.62)	$(22.53)

Weighted-average shares outstanding, basic and diluted	198	276	518	488	683

Pro forma net loss per share, basic and diluted (unaudited)			$(2.70)		$(1.78)

Weighted-average pro forma shares outstanding, basic and diluted (unaudited)			7,696		8,627

See accompanying notes.

Trius Therapeutics, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(In thousands except share and per share data)

	Series A-1 Convertible Preferred Stock		Series A-2 Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2005 (unaudited)	—	$—	—	$—	—	$–	308,588	$—	$91	$—	$(243)	$(152)
Issuance of common stock at $0.17 per share in March 2006	—	—	—	—	—	—	88,367	—	16	—	—	16
Issuance of 40,090 warrants to purchase Series A-1 preferred stock at $0.55 per share in October 2006	—	—	—	—	—	—	—	—	18	—	—	18
Issuance of Series A-1 convertible preferred stock in March and July 2006 at $0.55 per share and $71 in financing costs	1,454,545	729	—	—	—	—	—	—	—	—	—	—
Reclassification of warrant liability upon adoption of new accounting standard	—	—	—	—	—	—	—	—	(98)	—	—	(98)
Stock-based compensation—employees	—	—	—	—	—	—	—	—	9	—	—	9
Stock-based compensation—consultants	—	—	—	—	—	—	—	—	2	—	—	2
Net loss	—	—	—	—	—	—	—	—	–	—	(736)	(736)

Balance at December 31, 2006	1,454,545	729	—	—	—	—	396,955	—	38	—	(979)	(941)
Issuance of common stock for cash at $0.52 per share	—	—	—	—	—	—	8,952	—	5	—	—	5
Repurchases of common stock	—	—	—	—	—	—	(8,952)	—	–	—	—	—
Issuance of common stock upon the exercise of options for cash at $0.52 per share	—	—	—	—	—	—	71,754	—	28	—	—	28
Early exercise of common stock subject to repurchase	—	—	—	—	—	—	—	—	(37)	—	—	(37)
Vesting of early-exercised stock options	—	—	—	—	—	—	—	—	10	—	—	10
Issuance of Series A-2 redeemable convertible preferred stock in February and November 2007 at $0.55 per share and $103 in financing costs	—	—	36,363,641	19,896	—	—	—	—	—	—	—	—
Stock-based compensation—employees	—	—	—	—	—	—	—	—	55	—	—	55
Stock-based compensation—consultants	—	—	—	—	—	—	—	—	7	—	—	7
Accretion of deferred financing costs on redeemable convertible preferred stock	—	—	—	8	—	—	—	—	—	—	(8)	(8)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	(8,748)	(8,748)

Balance at December 31, 2007	1,454,545	729	36,363,641	19,904	—	—	468,709	—	106	—	(9,735)	(9,629)

See accompanying notes.

Trius Therapeutics, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)—(Continued)

(In thousands except share and per share data)

	Series A-1 Convertible Preferred Stock		Series A-2 Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2007	1,454,545	$729	36,363,641	$19,904	—	$—	468,709	$—	$106	$—	$(9,735)	$(9,629)
Issuance of common stock upon exercise of options for cash at $0.52 per share	—	—	—	—	—	—	480,793	—	249	—	—	249
Early exercise of common stock subject to repurchase	—	—	—	—	—	—	—	—	(248)	—	—	(248)
Vesting of early-exercised stock options	—	—	—	—	—	—	—	—	143	—	—	143
Issuance of Series B redeemable convertible preferred stock in March 2008 at $8.60 per share and $104 in financing costs	—	—	—	—	30,500,000	30,395	—	—	—	—	—	—
Stock-based compensation—employees	—	—	—	—	—	—	—	—	303	—	—	303
Stock-based compensation—consultants	—	—	—	—	—	—	—	—	41	—	—	41
Accretion of deferred financing costs on redeemable convertible preferred stock	—	—	—	13	—	13	—	—	—	—	(26)	(26)
Components of comprehensive loss:
Unrealized gain on marketable securities	—	—	—	—	—	—	—	—	—	12	—	12
Net loss	—	—	—	—	—	—	—	—	—	—	(20,791)	(20,791)

Comprehensive loss												(20,779)

Balance at December 31, 2008	1,454,545	729	36,363,641	19,917	30,500,000	30,408	949,502	—	594	12	(30,552)	(29,946)
Issuance of common stock upon exercise of options for cash at $0.52 and $1.29 per share (unaudited)	—	—	—	—	—	—	3,807	—	3	—	—	3
Early exercise of common stock subject to repurchase (unaudited)	—	—	—	—	—	—	—	—	(3)	—	—	(3)
Vesting of early-exercised stock options (unaudited)	—	—	—	—	—	—	—	—	50	—	—	50
Stock-based compensation—employees (unaudited)	—	—	—	—	—	—	—	—	724	—	—	724
Stock-based compensation—consultants (unaudited)	—	—	—	—	—	—	—	—	69	—	—	69
Accretion of deferred financing costs on redeemable convertible preferred stock (unaudited)	—	—	—	10	—	11	—	—	—	—	(21)	(21)
Components of comprehensive loss:
Unrealized loss on marketable securities (unaudited)	—	—	—	—	—	—	—	—	—	(12)	—	(12)
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	(15,369)	(15,369)

Comprehensive loss (unaudited)												(15,381)

Balance at September 30, 2009	1,454,545	$729	36,363,641	$19,927	30,500,000	$30,419	953,309	$—	$1,437	$—	$(45,942)	$(44,505)

See accompanying notes.

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

In the event of a change in control whereby the Company: (a) is involved in any liquidation or winding up of the Company, whether voluntary or not, (b) sells or disposes of all or substantially all of the assets of the Company, or (c) effects any other transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of, then a “deemed liquidation” event occurs whereby the convertible preferred stockholders are entitled to receive their liquidation preferences described above. This change in control provision and the stock conversion provision described above require the Company to classify this convertible preferred stock outside of stockholders’ equity because under those circumstances, the redemption of the convertible preferred stock is outside the control of the Company.

The Company has evaluated each of its series of convertible preferred stock and determined that each should be considered an “equity host” and not a “debt host.” This evaluation is necessary to determine if any embedded features require bifurcation and therefore, would be required to be accounted for separately as a derivative liability. The Company’s analysis followed the “whole instrument approach” which compares an individual feature against the entire preferred stock instrument which includes that feature. The Company’s analysis was based on a consideration of the economic characteristics and risks of the preferred stock and more specifically evaluated all the stated and implied substantive terms and features of such stock, including: (1) whether the preferred stock included redemption features; (2) how and when any redemption features could be exercised; (3) whether the preferred stockholders were entitled to dividends; (4) the voting rights of the preferred stock; and (5) the existence and nature of any conversion rights. As a result of the Company’s determination that each series of its convertible preferred stock is an “equity host,” the Company determined that the embedded conversion option does not require bifurcation as a derivative liability.

Common Stock Reserved for Issuance

The following table summarizes shares of common stock reserved for future issuance of the following:

	December 31, 2008	September 30, 2009
Convertible preferred stock	7,943,959	7,943,959
Warrants for preferred stock	66,075	66,075
Common stock options outstanding	767,718	958,040
Common stock options available for future grant	210,093	15,961

Total common shares reserved for issuance	8,987,845	8,984,035

Note 7—Stock-based Compensation

During 2006, the Company adopted an equity compensation plan, the 2006 Equity Incentive Plan (the “Plan”), for eligible employees, officers, directors, advisors and consultants. The Plan provides for the grant of up to 1,530,355 incentive and nonstatutory stock options. The terms of the stock option agreements, including vesting requirements, are determined by the Board of Directors, subject to the provisions of the Plan. Options granted by the Company generally vest over four years and are exercisable after they have been granted and up to ten years from the date of grant. The exercise price of the incentive stock options must equal at least the fair market value of the stock on the date of grant. If an optionholder exercises an option prior to the vesting of such option, the Company has the right, in the event of termination of employment, to repurchase unvested shares issued under the Plan at the original issue price.

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

The Company accounts for cash received in consideration for the early-exercise of unvested stock options as a current liability, included as a component of accrued liabilities in the Company’s balance sheets. As of December 31, 2007 and 2008 and September 30, 2009, there were 127,709, 323,961 and 204,231 unvested shares of the Company’s common stock outstanding, respectively, and $27,000, $132,000 and $85,000 of related recorded liability, respectively, which is included in accrued liabilities.

The following table summarizes stock option activity under the Plan:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)
Balance at January 1, 2006	—
Granted	59,213	$0.52

Balance at December 31, 2006	59,213	0.52	9.61
Granted	731,254	0.52
Exercised	(71,754)	0.52
Canceled	(2,792)	0.52

Balance at December 31, 2007	715,921	0.52	9.30
Granted	541,310	1.20
Exercised	(480,793)	0.52
Canceled	(8,720)	0.69

Options outstanding at December 31, 2008	767,718	1.03	9.04
Granted	228,045	1.55
Exercised	(3,807)	0.95
Canceled	(33,916)	1.29

Options outstanding at September 30, 2009	958,040	$1.12	8.56

Options vested at September 30, 2009	439,377	$0.95	8.26

The aggregate intrinsic value of options outstanding as of December 31, 2008 and September 30, 2009 was $2.1 million and $6.2 million, respectively. The aggregate intrinsic value of options exercisable as of December 31, 2008 and September 30, 2009 was $1.4 million and $5.2 million.

At December 31, 2008 and September 30, 2009, there was approximately $1.3 million and $1.8 million, respectively, of total unrecognized compensation costs related to outstanding options granted which is expected to be recognized over a weighted average period of 1.63 and 1.45 years, respectively.

Compensation cost for stock options granted to employees is based on the estimated grant-date fair value and is recognized over the vesting period of the applicable option on a straight-line basis. The estimated per share weighted-average fair value of stock options granted to employees during the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009 was $0.34, $0.34, $2.75 and $5.59, respectively.

As stock-based compensation expense recognized is based on options ultimately expected to vest, the expense has been reduced for estimated forfeitures. The fair value of each employee option grant during the years

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2008 and 2009 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
Expected volatility	72%	61%	54%	54%	66% -70%
Expected term (in years)	5.25 – 6.10	5.71 – 6.14	5.89 – 6.14	5.89 – 6.14	4.96 – 6.10
Risk-free interest rate	4.61% – 5.02%	2.96% – 4.69%	3.24% – 3.50%	3.24% – 3.50%	1.70% – 2.73%
Expected dividend yield	0%	0%	0%	0%	0%

Expected Volatility. The expected volatility rate used to value stock option grants is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the pharmaceutical and biotechnology industry in a similar stage of development.

Expected Term. The Company elected to utilize the “simplified” method for “plain vanilla” options to value stock option grants. Under this approach, the weighted-average expected life is presumed to be the average of the vesting term and the contractual term of the option.

Risk-free Interest Rate. The risk-free interest rate assumption was based on zero-coupon United States Treasury instruments that had terms consistent with the expected term of our stock option grants.

Expected Dividend Yield. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. The Company estimates forfeitures based on its historical experience.

The following table summarizes recent stock option grant activity:

Grant Date	Number of Shares Subject to Options Granted	Exercise Price per Share	Estimated Fair Value of Common Stock per Share at Date of Grant	Intrinsic Value at Date of Grant
July 19, 2006	43,496	$0.52	$0.52	$—
September 21, 2006	11,532	0.52	0.52	—
November 16, 2006	4,185	0.52	0.52	—
January 19, 2007	7,441	0.52	0.52	—
March 21, 2007	454,063	0.52	0.52	—
May 17, 2007	118,599	0.52	0.52	—
July 19, 2007	94,183	0.52	0.52	—
September 20, 2007	48,830	0.52	0.52	—
November 28, 2007	8,138	0.52	0.52	—
January 10, 2008	32,557	0.52	0.52	—
May 21, 2008	426,782	1.29	3.78	1,064,394
July 17, 2008	53,486	1.29	3.78	133,394
September 25, 2008	28,485	1.29	3.78	71,042
January 9, 2009	102,646	1.29	6.28	511,998
February 10, 2009	46,510	1.29	6.28	231,992
March 17, 2009	16,393	1.29	6.28	81,768
September 17, 2009	62,496	2.32	7.57	327,854

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

Stock options granted to non-employees are accounted for using the fair value approach. The fair value of non-employee option grants are estimated using the Black-Scholes option-pricing model and are re-measured over the vesting term as earned. The estimated fair value is expensed over the applicable service period. During the years ended December 31, 2006, 2007 and 2008, the Company granted 10,153, 30,698 and 13,372 options to non-employees to purchase shares of common stock, respectively. During the nine months ended September 30, 2008 and 2009, the Company granted 13,372 and 10,581 options to non-employees.

In connection with the non-employee options, the Company recognized expense of $2,000, $7,000 and $41,000 during the years ended December 31, 2006, 2007 and 2008, respectively and $27,000 and $69,000 for the nine months ended September 30, 2008 and 2009.

For purposes of estimating the fair value of its common stock for stock option grants, the Company reassessed the estimated fair value of its common stock for each quarterly period during the year ended December 31, 2008 and for each quarterly period during the nine months ended September 30, 2009. The Company performed a valuation analysis on March 19, 2008, May 1, 2008, September 22, 2008 and June 8, 2009, representing points in time where significant intrinsic value was created based on the Company’s continued success in accomplishing certain milestones in connection with the advancement of torezolid phosphate. Prior to March 19, 2008, the Company concluded that stock options granted had exercise prices equal to the then estimated fair value of common stock at the date of grant. Subsequent to this period, the Company determined certain stock options granted during 2008 and 2009 had an exercise price different than the estimated fair value of the common stock at the date of grant. The Company used these fair value estimates derived from its valuations to determine stock compensation expense which is recorded in its financial statements.

The Company’s analysis was based on a methodology that first estimated the fair value of the company as a whole, or enterprise value, and then allocated a portion of the enterprise value to its common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuation methodology utilized in the 2009 reassessment of fair value relied primarily on the “market approach” to estimate enterprise value giving consideration to the total financing amount received by us, the implied enterprise value of the company based on the convertible preferred stock transactions, and market-based private company transactions.

Stock-Based Compensation Summary. Stock-based compensation expense includes stock options granted to employees and non-employees and has been reported in the Company’s statements of operations as follows:

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(In thousands)
Research and development	$5	$18	$184	$116	$354
General and administrative	6	44	160	96	439

Total	$11	$62	$344	$212	$793

Since the Company had a net operating loss carryforward as of December 31, 2006, 2007 and 2008, and September 30, 2009, no excess tax benefits for the tax deductions related to stock-based awards were recognized in the statements of operations. Additionally, no incremental tax benefits were recognized from stock options exercised during the years ended December 31, 2006, 2007 and 2008, and the nine months ended September 30, 2008 and 2009, that would have resulted in a reclassification to reduce net cash provided by operating activities with an offsetting increase in net cash provided by financing activities.

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

The Company has established a 100% valuation allowance due to the uncertainty of the Company’s ability to generate sufficient taxable income to realize the deferred tax assets. The Company’s valuation allowance increased approximately $293,000, $3.2 million and $8.1 million in 2006, 2007 and 2008, respectively, primarily due to net operating losses incurred during these periods.

Note 9—Commitments

In July 2008, the Company amended its facility lease to expand its premises and extend the term of the lease. The Company has exercised its option to extend the lease for an additional year. The lease now terminates on January 31, 2010, with no remaining options to extend. In addition to the minimum lease payments, the Company is required to pay a pro-rata share of certain building expenses. The Company’s amended lease includes annual escalations in base rent and a tenant improvement allowance. Under the terms of the lease, the Company is required to make minimum lease payments, including operating expenses as follows: $475,000 in 2009 and $41,000 in 2010 for a total of $516,000.

Note 10—401(k) Retirement Plan

The Company has adopted a 401(k) plan. To date, the Company has not matched employee contributions to the plan. All employees are eligible to participate, provided they meet the requirements of the plan.

Note 11—Subsequent Events

In November 2009, the Company sold $19.2 million in aggregate principal amount of secured convertible promissory notes (the “2009 Notes”) in a private placement to certain existing investors and other parties. The 2009 Notes are secured by a first priority security interest in all of the Company’s assets and are convertible into equity upon the occurrence of certain events. The 2009 Notes accrue interest at a rate of 8% per annum and have a maturity date of the earlier of (1) January 31, 2011 and (2) the sale of the company, or all or substantially all of its assets. The 2009 Notes are automatically convertible into common stock upon completion of the IPO at a 12.5% discount to the IPO price.

On January 14, 2010, the Company’s board of directors approved a 1 for 8.6 reverse stock split of the Company’s outstanding common stock. The accompanying financial statement and notes to the financial statements give retroactive effect to the reverse stock split for all periods presented.

Item 15. Recent sales of unregistered securities.

The following list sets forth information regarding all securities sold by us in the three years preceding the filing of this Registration Statement:

(1)	In February and November 2007, in connection with our Series A-2 redeemable convertible preferred stock financing, we issued and sold an aggregate of 36,363,641 shares of Series A-2 redeemable convertible preferred stock to 17 accredited investors at two closings, at a purchase price of $0.55 per share, for aggregate consideration of $20,000,002. Upon completion of this offering, these shares will convert into 4,228,322 shares of common stock.

(2)	In June 2007, in connection with our equipment lease with VenCore Solutions, LLC, we issued a warrant to purchase an aggregate of 40,909 shares of our Series A-2 redeemable convertible preferred stock, with an initial exercise price of $0.55 per share. Upon completion of this offering, this warrant will be exercisable for 4,756 shares of common stock at an exercise price of $4.73 per share.

(3)	In September 2007, in connection with our loan and security agreement with TriplePoint Capital, LLC, we issued a warrant to purchase up to an aggregate of 305,454 shares of our Series A-2 preferred stock, with an initial exercise price of $0.55 per share. Upon completion of this offering, this warrant will be exercisable for 35,517 shares of common stock at an exercise price of $4.73 per share.

(4)	In March 2008, in connection with our Series B redeemable convertible preferred stock financing, we issued and sold an aggregate of 30,500,000 shares of Series B redeemable convertible preferred stock to 22 accredited investors at a purchase price of $1.00 per share, for aggregate gross proceeds of $30,500,000. Upon completion of this offering, these shares will convert into 3,546,504 shares of common stock.

(5)	In November 2009, we issued and sold an aggregate of $19.2 million in principal amount of secured convertible promissory notes to 11 accredited investors. Upon completion of this offering, these notes and accrued interest will convert into 1,717,913 shares of our common stock assuming an initial public offering price of $13.00 per share and assuming a conversion date of February 3, 2010.

(6)	From July 19, 2006 to September 30, 2009, we granted stock options under our Amended and Restated 2006 Equity Incentive Plan, or 2006 plan, to purchase 1,559,906 shares of common stock (net of expirations and cancellations) to our employees, directors and consultants, having exercise prices ranging from $0.52 to $2.32 per share. Of these, options to purchase 556,354 shares of common stock have been exercised through September 30, 2009, for aggregate consideration of $289,000, at exercise prices ranging from $0.52 to $2.32 per share.

The offers, sales and issuances of the securities described in paragraphs (1), (2), (3), (4) and (5) were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D.

The offers, sales and issuances of the securities described in paragraph (6) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under our 2006 plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

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